SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2006

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Press Release

Fourth Quarter 2005 Revenues – Outlook for Full Year Results

Core business revenue growth of 8.5% for full year 2005 at constant currency, due to slow fourth quarter growth of 0.8%

Revenues

•	Core Business revenues for the full year reached €5,428 million, or an 8.5% increase at constant currency
•	Strong fourth quarter in Technology and “Booster” businesses; growth in DVD and Set-Top Boxes held back by disappointing year-end
•	Reported IFRS sales exclude Discontinued Operations (principally the Displays, Audio/Video and Accessories businesses)

Outlook

•	Full year 2005 IFRS results to be announced on February 23 – proforma EBIT margin for Core Business (excluding all Discontinued Operations) expected to be at or above 9%
•	Continued good progress in “Booster” businesses – 2006 revenue growth for Core Business expected to be higher than in 2005 as a result
•	2006 EBIT expected to show little impact from Non-Core businesses – Core Business EBIT target above 8.5%

Paris, February 2, 2006 – Thomson (Euronext Paris: 18453, NYSE:TMS) today announced its revenues for the quarter ended December 31, 2005 (the “fourth quarter”) and for the full year 2005.

Total reported revenues for 2005 were €5,691 million (from continuing operations), of which €5,428 million were from the Thomson Core Business, an increase of 8.5% on 2004 at constant currency. Revenues for the year were disappointing following a poor December in DVD Services and, to a lesser extent, in Set-Top Boxes. Revenues from “Booster” businesses (in particular Content Services, Network Services, Broadcast & Networks and AP&G-Telecom) and the Technology Division have performed well.

Towards the end of 2005, the DVD Services business faced a more mature market, compared to the previous higher growth environment, and the focus in managing the business is shifting from growth to cash generation. We have therefore adjusted our DVD volume growth expectations for 2006 to less than 10%, rather than above 10% previously. In addition, as demonstrated by higher than expected growth in the third quarter and lower than expected growth in the fourth quarter, the extent of growth going forward and its timing within the year are becoming increasingly dependent on our customers’ plans, in particular new formats and the success and timing of major releases which may shift from quarter to quarter.

Group reported revenues and results according to IFRS for both the fourth quarter and the full year 2005 are broken down for analysis purposes between the three Media & Entertainment Divisions - Services, Systems & Equipment and Technology, which are collectively termed “Core Business” – and Other Continuing Activities, which are termed “Non-Core”. Reported IFRS revenues and EBIT will exclude discontinued operations, principally the Displays, Audio/Video and Accessories businesses. However, proforma information on revenues is also provided later in this release for Discontinued Operations to provide a bridge to previous Thomson Core Business presentations.

	Fourth Quarter(1)				Full Year(1)
In €m	4Q04 (2)	4Q05 Actual	4Q05 at constant currency	% change	FY04 (2)	FY05 Actual	FY05 at constant currency	% change
Reported Revenues
Services	703	774	728	+3.5	2,338	2,487	2,466	+5.5
Systems & Equipment	697	737	699	+0.3	2,109	2,354	2,337	+10.8
Technology	181	171	169	-6.6(3)	498	546	544	+9.4
Corporate	12	12	11	n/m	23	40	40	n/m
Core Business	1,593	1,694	1,607	+0.8	4,968	5,428	5,388	+8.5

Other Continuing Activities (4)	111	46	45	n/m	1,068	263	263	n/m(4)

Thomson Group – as reported	1,704	1,740	1,652	n/m	6,036	5,691	5,651	n/m(4)

(1)	All figures are preliminary and subject to final audit.
(2)	After application of IFRS 5 on treatment of Discontinued Operations.
(3)	Technology fourth quarter 2004 number was increased by one-off IFRS adjustments.
(4)

Full year revenues shown for Other Continuing Activities are not comparable with the full year 2004 figure which includes inter alia €843 million for the TV businesses deconsolidated from August 2004 (which are not treated as Discontinued Operations under IFRS). Continuing revenues reported in the fourth quarter 2005 relate principally to residual non-core manufacturing services activities.

Commenting on the fourth quarter revenues and full year outlook, Frank Dangeard, Chairman & CEO of Thomson, stated:

“For Thomson 2005 was a year of rapid and largely successful transformation, with non-core activities disposed of and the foundations of a high-growth digital and electronic media business solidly built. The fourth quarter revenues were disappointing largely because of the lower growth environment experienced by DVD Services and timing of key titles. By contrast, our “Booster” businesses generated very strong revenues. In 2006, our focus will be execution – running our more mature businesses for cash, integrating acquired businesses and teams, and seizing the opportunities the evolving digital world offers us. We will intensify our efforts to use our market position and cash flow to create value for all stakeholders in the company.”

Full Year 2005 Outlook

Thomson will publish its full year 2005 IFRS results on February 23, 2006.

Core Business EBIT will reflect the 2005 revenue evolution - strong performance in Technology, the growth in the “Boosters” and the slower year-end in DVD, VHS and Set-Top Boxes (within the AP&G - Satellite, Terrestrial & Cable activity in Systems & Equipment) - as well as IFRS accounting (e.g., stock option compensation expenses and customer relationship amortization for 2005 and prior acquisitions). Proforma Core Business EBIT (excluding all Discontinued Operations) is expected to be at or above 9%.

The Group’s 2005 reported net loss will reflect this profit from the Core Business, losses from continuing Non-Core activities, losses from Discontinued Operations (including in H2) and financial charges and tax. In accordance with IFRS 5, the Group presents Continuing and Discontinued Operations separately. Included under the latter are inter alia the charges and losses relating to the Audio/Video, Accessories and retail Marketing & Sales activities, as well as the exited Displays and Optical Modules businesses.

Core business cash flow has been good in the second half. The Displays businesses continued to show operating cash outflow prior to their disposal.

2006 Outlook and Two-Year Plan Update

Revenue growth in our Core Business in 2006 is targeted to be above this year’s 8.5%.

In line with the Two-Year Plan, the principal driver will be the “Booster” businesses, in particular Content Services and Network Services (in the Services Division) and Broadcast & Networks and AP&G-Telecom (in Systems & Equipment).

The “Boosters” added revenue growth of €339 million (at constant currency) to full year 2005. They are expected to make a more visible contribution in 2006 given that they represent a substantially increased proportion of our activities. Given these trends, we expect to grow these “Boosters” to reach revenues for 2006 (on a full-year basis) at least €1 billion higher than our reported revenues for these businesses in 2004, as envisaged in our Two-Year Plan.

Our three more mature businesses (Film and DVD Services and Set-Top Boxes) are expected to benefit from new customers (particularly in Film and Set-Top Boxes). As demonstrated by the performance in 2005, the extent of growth and its timing going forward will be dependent on our customers’ plans, in particular new formats and major releases which may shift from quarter to quarter in DVD Services and on the rate and timing of service rollouts in Set-Top Boxes.

Over the Two-Year Plan period, accordingly, the “Boosters” are expected to grow at or above plan with the more mature businesses falling below plan.

Our more mature businesses, together with Technology, generate significant cash flow, which we intend to continue to invest in areas that have significant growth potential over the longer term. Overall 2006 will be focused on execution, improving our cost base, better serving our customers, and generating cash flow.

We look to leverage our sales growth while controlling our cost base in 2006, enabling us to continue to invest more in customers and R&D. Overall we target Core Business EBIT for 2006 of above 8.5%. We expect total Group EBIT to show little impact from our Non-Core continuing operations.

For the full year 2005 as previously commented in our H1 release, the cash outflows from Non-Core businesses in 2005 have been greater than anticipated, due most notably to the greater than expected operating losses of the Displays businesses. We have begun to recover cash from our Non-Core assets and intend to monetize some of our Non-Core holdings during 2006. The rate and method of disposal will depend on market conditions, and our objective will be to maximize value, rather than being driven only by our original cash flow target for 2004-2006.

The evolution of the Displays market in 2005 supports the Group’s decision to dispose of these businesses on a fast-track timetable. This decision allows us to focus going forward on recovering cash from Non-Core assets and deploying the substantial cash generation from our Core Business to reduce our debt levels and make appropriate cash returns to our shareholders.

***********

Fourth Quarter and Full Year 2005 Revenue Review

Group reported revenues and results according to IFRS for both the fourth quarter and the full year 2005 are broken down for analysis purposes among the three Media & Entertainment Divisions - Services, Systems & Equipment and Technology, which are collectively termed “Core Business” – and Other Continuing Activities, which are termed “Non-Core” (and which will be reported as the Displays & CE Partnerships segment). Reported IFRS revenues and EBIT will exclude discontinued operations, principally the Displays, Audio/Video and Accessories businesses. However, proforma information on revenues is set out below for Discontinued Operations to provide a bridge to previous Thomson Core Business presentations.

	Fourth Quarter(1)				Full Year(1)
In €m	4Q04 (2)	4Q05 Actual	4Q05 at constant currency	% change	FY04 (2)	FY05 Actual	FY05 at constant currency	% change
Reported Revenues
Services	703	774	728	+3.5	2,338	2,487	2,466	+5.5
Systems & Equipment	697	737	699	+0.3	2,109	2,354	2,337	+10.8
Technology	181	171	169	-6.6(3)	498	546	544	+9.4
Corporate	12	12	11	n/m	23	40	40	n/m
Core Business (A)	1,593	1,694	1,607	+0.8	4,968	5,428	5,388	+8.5

Other Continuing Activities (4)	111	46	45	n/m	1,068	263	263	n/m(4)

Thomson Group – as reported	1,704	1,740	1,652	n/m	6,036	5,691	5,651	n/m(4)

Proforma information
Activities Discontinued	588	290	264	n/m	1,978	1,388	1,375	n/m
- o/w Displays(5)	311	14	6	n/m	1,056	577	577	n/m
-o/w Audio/Video and Accessories(6) (B)	275	275	259	-6.0	890	809	797	-10.5
o/w Other (incl. Optical Modules)(C)	2	0	0	n/m	32	2	2	n/m

Proforma bridge - Core Business plus Audio/Video and Accessories and Other(7) (A+B+C)	1,870	1,969	1,866	-0.2	5,889	6,239	6,187	+5.1

(1)	All figures are preliminary and subject to final audit.
(2)	After application of IFRS 5 on treatment of Discontinued Operations.
(3)	Technology fourth quarter 2004 number was increased by one-off IFRS adjustments (which reduced second quarter 2004 reported revenues correspondingly).
(4)

Full year 2005 revenues shown for Other Continuing Activities (which will be reported in the full year results as the Displays & CE Partnerships segment) are not comparable with the full year 2004 figure which includes inter alia €843 million for the TV businesses deconsolidated from August 2004 (which are not treated as Discontinued Operations under IFRS). Continuing revenues reported in the fourth quarter 2005 relate principally to residual non-core manufacturing services activities.

(5)

Displays activities disposed of during 2005 are treated as Discontinued Operations under IFRS and will be reported in the full year accounts as a net result only – revenue figures for these operations are shown above for information purposes only

(6)	Audio/Video and Accessories businesses held for sale following the announcement on December 12 are also treated as Discontinued Operations under IFRS and reported in the same way.
(7)

This corresponds to revenues of Thomson Core Business as managed prior to the announcement on December 12 of the decision to seek purchasers for Audio/Video and Accessories and the closing of Optical Modules.

Fourth Quarter 2005 Revenues

Thomson Core Business reported net revenues for the fourth quarter 2005 of €1,694 million (fourth quarter 2004, €1,593 million). Currency movements increased Core Business revenues during the quarter by €87 million. Sales excluding currency movements were therefore €1,607 million, an increase of 0.8% year-on-year.

Revenues for the fourth quarter were strong in Technology, although down on a high baseline in fourth quarter 2004, which was increased by IFRS adjustments, and in “Booster” businesses – principally Content Services, Network Services, Broadcast & Networks and AP&G-Telecom. The growth in DVD Services and Set-Top Boxes was held back by a disappointing year-end, resulting in lower revenues compared to fourth quarter 2004, while Film had a strong quarter. DVD Services in particular had a poor December with a number of key titles slipping into 2006.

Perimeter effects from 2005 acquisitions added €122 million to net sales during the quarter. All these acquisitions showed strong growth over their prior year (pre-acquisition) revenues – in line with Thomson’s objective to acquire businesses in high-growth areas.

Other reported sales from continuing Non-Core activities were €46 million, which related principally to residual non-core manufacturing services activities.

Full Year 2005 Revenues

Thomson Core Business reported net sales for Full Year 2005 of €5,428 million (adjusted 2004, €4,968 million). Currency movements increased Core Business sales during the year by €40 million. Sales excluding currency movements were therefore €5,388 million, an increase of 8.5% year-on-year.

Non-Core continuing activities, which are included in reported revenues, generated revenues of €263 million, and total reported Group revenues for the year were therefore €5,691 million. This figure is not comparable with the full year 2004 figure which includes, inter alia, €843 million for the TV businesses deconsolidated from August 2004 (which are not treated as Discontinued Operations under IFRS). Reported sales for Full Year 2005 exclude Discontinued Operations, principally the Displays, Audio/Video and Accessories businesses.

The three more mature businesses (“Engines”) identified in the Two-Year Plan – DVD and Film Services (in the Services Division) and Set-Top Boxes (the AP&G-Satellite, Terrestrial & Cable activities in Systems & Equipment) – achieved growth overall in the first nine months of 2005. This growth was largely offset by the disappointing performance of DVD Services and, to a lesser extent, Set-Top Boxes in the fourth quarter and in December in particular, although Film had a strong quarter. Over the full year revenues from these activities grew by €45 million at constant currency (including over €100 million decline in VHS sales). Revenues from our licensing businesses grew by €20 million at constant currency.

Revenue growth for the full year was derived principally from the “Booster” businesses that we identified as areas with significant growth potential in our Two-Year Plan, in particular Content Services, Network Services, Broadcast & Network and AP&G-Telecom. The “Boosters” contributed revenue growth of €339 million at constant currency. This growth reflects both growth in businesses owned at the start of the year and acquisitions made during 2005. All these acquisitions showed strong organic growth over their prior year (pre-acquisition) revenues – in line with Thomson’s objective to acquire businesses in high-growth areas. One measure of this growth is the year-on-year comparison of revenues including full year revenues for these acquisitions in both 2005 and 2004 – this measure shows revenue growth of 18% in our Booster businesses.

Perimeter effects from 2005 acquisitions added €192 million to net sales during the full year. Principal acquisitions were:

-	in Network Services: VCF (September 2005), PRN (August 2005)
-	in AP&G- Telecom: Cirpack (April 2005), Inventel (March 2005)

The integration of these acquisitions has gone well. The recent Broadcast & Networks acquisitions of Thales Broadcast and Canopus are not included in 2005 and will only contribute to 2006 revenues.

Divisional Fourth Quarter Review

Services

Fourth quarter 2005 revenues reached €774 million (fourth quarter 2004, €703 million). Currency movements increased sales during the quarter by €46 million. Sales excluding currency movements therefore grew by 3.5% year-on-year. Acquisitions (mainly PRN) contributed revenues of €40 million to net sales in the quarter.

Film and Content Services, benefiting from an improved film release slate, posted good organic growth. Compared to a strong fourth quarter 2004, DVD volumes fell year-on-year. Catalog volumes were slow and some major titles expected for late December release slipped into 2006, together creating an unexpected shortfall in volumes in the last weeks of the year. VHS volumes fell sharply again. Network Services continued to build its customer base.

•	In our physical media the performance was mixed:

In DVD Services, DVD volumes amounted to 421 million units in fourth quarter 2005 versus 444 million units as of 4Q04 (a 5% year-on-year decline). Key titles in DVD were Madagascar, the Lady and the Tramp, Flight Plan, the 40 year-old Virgin and the Island in the US, and Madagascar and War of the Worlds in Europe. TV Content, such as Oprah in the US, and Desperate Housewives and Lost in Europe, was also replicated in the quarter.

VHS volumes declined 68% year-on-year to approximately 11 million units.

In Film Services, footage was up strongly, increasing year-on-year by 14% to reach 1.6 billion feet. Key titles in the quarter were King Kong, Chronicles of Narnia and Harry Potter and the Goblet of Fire.

•

Content Services, including post-production, continued to post good organic growth, both in terms of underlying growth and in the visual effects services centered on The Moving Picture Company (following its acquisition in the fourth quarter of 2004). Examples of titles contributing to the quarter were Chronicles of Narnia and Da Vinci Code in digital intermediates and visual effects.

•

Network Services continued to focus on developing the Broadcast outsourcing business, notably with the award of the TV5 Monde contract and integration of VCF Thématiques, and on the integration and expansion of the retail networks (PRN) operations. Since the end of the quarter we have reinforced our network installation, playout and maintenance capabilities, through the acquisition of the EDS network services contracts and teams in the US. This will enhance the services that both the broadcast and retail networks operations can offer. These activities had revenues in 2005 of around US$58 million, and the purchase consideration was approximately $37 million. The rollout of the SkyArc digital advertising network in the US, which is managed by our Electronic Distribution Services activity for the Screenvision joint-venture, continued. Electronic Distribution Services also signed up a number of agreements relating to the rollout of the Technicolor Digital Cinema system, which did not affect revenues in this quarter.

Systems & Equipment

Reported revenues of the Systems & Equipment Division exclude the Audio/Video and Accessories businesses, now treated under IFRS 5 as Discontinued Operations. While our Broadcast & Networks posted strong organic growth and the AP&G-Telecom business built successfully on the acquisitions of Cirpack and particularly Inventel, the expected product rollouts in our Set-Top Box business (in AP&G – Satellite, Terrestrial & Cable) were below expectations. Overall fourth-quarter 2005 revenues for the division reached €737 million (fourth quarter 2004, €697 million). Currency movements increased sales during the quarter by €38 million. Sales excluding currency movements were stable year-on-year.

Perimeter effects, due notably to the acquisition in 2005 of Inventel and Cirpack (in AP&G-Telecom), added €81 million to net sales during the quarter. The acquisitions announced in the course of December in our Broadcast & Networks activities (Canopus and Thales Broadcast Multimedia) will only contribute to our 2006 revenues.

•

Broadcast & Networks (“Grass Valley”) showed strong organic growth throughout the second half of 2005, notably through a further expansion in the US in its traditional Grass Valley systems and further wins in other geographies in the systems integration area. The promising launch of the Infinity series reinforced our position in the extended Broadcast & ProAV space. This position should be further strengthened with the integration of Canopus in early 2006. Moreover, as mentioned above, the acquisition of Thales Broadcast will generate additional revenues from network and IPTV products.

•

Access Platforms & Gateways – Satellite, Terrestrial & Cable shipped 3.3 million decoders in fourth quarter 2005 (vs 4.2 million in fourth quarter 2004). Some, but not all, planned rollouts were achieved, in part affected by year-end technical issues and component shortages. Market shares in the fourth quarter of 2005 for the activities under review remained in line with full year 2005 (for satellite in the Americas) or increased (for satellite in EMEA and cable in EMEA). In the satellite business as a whole, higher-end Set-Top Boxes reached our 25% objective at the end of the year. For all those businesses, dedicated measures have been put in place to improve supply chain management in order to address rapidly the issues encountered towards the end of the year.

•

In Access Platforms & Gateways - Telecom Thomson’s leadership position in IP devices and solutions has been further strengthened by the continuing ramp-up of our double-play products, in particular the Inventel LiveBox (for FT) and the AoL Box. The shift to such higher-featured boxes from basic DSL accelerated in the quarter. Cirpack’s customer range was further expanded in the quarter through the addition of cable customers as well as several contracts in Eastern Europe.

•	Connectivity - Communications Synergies between the Communications (Atlinks) operation and the rest of the Systems & Equipment Division remain a key area of focus.

Technology

The Technology Division had good revenue performance on a like-for-like basis (i.e., excluding IFRS adjustments and currency). Reported fourth-quarter 2005 revenues of the Technology Division decreased to €171 million (reported fourth-quarter 2004 revenues of €181 million include IFRS adjustments of €19 million). Sales excluding currency movements amounted to €169 million, a decrease of 6.6% year-on-year.

•

Licensing revenues in the fourth quarter 2005 were €141 million. Revenues were above expectations, thanks to a strong performance in digital programs, such as MPEG-2, and new licensing programs, notably LCD, and in China. At the end of the quarter Thomson had over 850 licensing contracts outstanding and derived around 75% of licensing revenues from digital licensing programs.

•	Software & Silicon Solutions and Software & Technology Solutions accounted for the balance of the revenues of the Division.

******

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2nd, 2006
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer